Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In millions)
Earnings Before Fixed charges:
Earnings from continuing operations before non-controlling interest or tax	$(1,378.7)	$331.3	$186.1	$128.3	$311.4
Capitalized interest	(7.7)	(11.8)	—	—	—
Amortization of capitalized interest	0.9	0.5	—	—	—
Income from unconsolidated affiliates	(42.7)	(18.9)	(14.8)	(2.0)	(9.3)
Distributed income from unconsolidated affiliates	20.4	23.7	12.0	2.3	8.3
Non-controlling interest	0.4	(0.2)	—	—	—
Total earnings before fixed charges	$(1,407.4)	$324.6	$183.3	$128.6	$310.4
Fixed charges:
Interest expense	$102.5	$47.4	$—	$—	$—
Capitalized interest	7.7	11.8	—	—	—
Total fixed charges	$110.2	$59.2	$—	$—	$—
Total earnings & fixed charges	$(1,297.2)	$383.8	$183.3	$128.6	$310.4
Ratio of earnings to fixed charges	N/A	6.5	N/A	N/A	N/A
Deficiency	$(1,407.4)	$—	$—	$—	$—